Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 24
DATED MARCH 11, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 24 to you in order to supplement our prospectus and its supplements. This supplement, dated March 11, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 24 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 23 dated February 28, 2002, Supplement No. 22 dated February 21, 2002, Supplement No. 21 dated February 7, 2002 and Supplement No. 20 dated February 1, 2002 (which superseded Supplement No. 19 dated January 17, 2002, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)))) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

Newnan Pavilion, Newnan, Georgia

On March 1, 2002, a limited liability company we formed purchased a shopping center known as Newnan Pavilion containing 425,255 gross leasable square feet. An additional approximately 51,000 square feet is still to be completed. The center is located at 1100 Bullsboro Drive, in Newnan, Georgia.

We purchased Newnan Pavilion from Thomas Enterprises, Inc., an unaffiliated third party. Our current acquisition cost, including expenses, is approximately $33,050,000. The purchase price was adjusted at the time of closing for space unoccupied with the tenant not yet paying rent. We will pay the balance of the purchase price of approximately $6,000,000 when the final spaces are completed and the tenants have begun paying rent. The seller has eighteen months from the date of closing to receive the balance of the purchase price. We may incur additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our total acquisition cost is expected to be approximately $82 per square foot of leasable space.

We purchased this property with our own funds and the proceeds of an assumed loan from Columbus Bank and Trust. The loan, in the principal amount of $23,589,800, requires interest only payments at a rate of prime plus 1/4 point. The loan matures September 1, 2002. We intend to refinance the loan with more permanent financing before the maturity date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access and will attract high-quality tenants. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

Once the shopping center is completed, we do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Newnan Pavilion was built in 1998 and is currently expanding. The additional spaces are expected to be completed in 2002. It is comprised of three single story, multi-tenant building and seven single tenant buildings. As of March 1, 2002, this property was approximately 97% leased.

Two tenants, Home Depot (a home improvement retailer) and Kohl's (a discount department store) will each lease more than 10% of the total gross leasable area of the property.

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Home Depot	102,000	27	2.04	*	01/09
			2.24	02/09	01/19
Option 1			2.47	02/19	01/29
Option 2			2.71	02/29	01/39
Option 3			2.99	02/39	01/49
Option 4			3.28	02/49	01/59

Kohl's	86,584	18	5.00	03/01	01/12
			5.25	02/12	01/22
Option 1			5.50	02/22	01/27
Option 2			5.75	02/27	01/32
Option 3			6.00	02/32	01/37
Option 4			6.25	02/37	01/42
Option 5			6.50	02/42	01/47
Option 6			6.75	02/47	01/52
Option 7			7.00	02/52	01/57
Option 8			7.25	02/57	01/62

For federal income tax purposes, the depreciable basis in this property will be approximately $30,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of March 1, 2002, a total of 413,255 square feet was leased to 23 tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Powertel	3,600	09/02	1/3 yr.	65,988	18.33
Famous Footwear	5,500	11/03	3/5 yr.	71,500	13.00
Advance America	1,200	08/04	2/3 yr.	21,000	17.50
Top Nail	1,200	09/04	-	23,400	19.50
Great Clips	1,200	10/04	1/5 yr.	22,500	18.75
The School Box	4,800	12/04	2/4 yr.	79,200	16.50
Dress Barn	9,000	01/05	3/5 yr.	126,000	14.00
North GA Ortho	2,400	05/05	2/3 yr.	45,600	19.00
Parable Christian	6,000	09/05	2/5 yr.	93,000	15.50
Mattress King	6,400	06/06	1/5 yr.	89,280	13.95
Bank of America ATM *	100	09/06	2/5 yr.	17,400	174.00
Perfume Depot	1,820	10/06	1/5 yr.	33,215	18.25
Goody's	41,031	03/09	3/5 yr.	379,536	9.25
Longhorn *	5,370	03/09	4/5 yr.	81,000	15.08
Shoe Carnival	10,000	01/10	2/5 yr.	125,000	12.50
Ross	30.187	01/12	4/5 yr.	316,963	10.50
Office Max	23,500	11/13	3/5 yr.	235,000	10.00
PETsMART	26,263	01/15	4/5 yr.	258,691	9.85
Ruby Tuesday *	5,100	02/15	5/5 yr.	75,000	14.71
Circuit City	33,500	01/17	3/5 yr.	402,000	12.00
Home Depot *	102,000	01/19	4/10 yr.	208,000	2.04
Kaufman Tires	6,500	07/20	4/5 yr.	121,643	18.71
Kohl's *	86,584	01/22	8/5 yr.	432,920	5.00
Vacant	12,000

* ground lease

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following table sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year Ending	Number of Leases	Approx. GLA of Expiring Leases	Annual Base Rent of Expiring Leases	Total Annual Base Rent	Average Base Rent Per Square Foot Under Expiring Leases	Percent of Total Building GLA Represented By Expiring Leases	Percent of Annual Base Rent Represented By Expiring Leases
December 31,	Expiring	(Sq. Ft.)	($)	($)	($)	(%)	(%)

2002	1	3,600	65,988	3,323,836	18.33	0.85	1.99
2003	1	5,500	71,500	3,263,848	13.00	1.29	2.19
2004	4	8,400	146,100	3,195,948	17.39	1.98	4.57
2005	3	17,400	280,200	3,066,106	16.10	4.09	9.14
2006	3	8,320	139,895	2,823,454	16.81	1.96	4.95
2007	-	-	-	2,683,559	-	-	-
2008	-	-	-	2,698,653	-	-	-
2009	2	46,401	470,795	2,704,528	10.15	10.91	17.41
2010	1	10,000	135,000	2,254,533	13.50	2.35	5.99
2011	-	-	-	2,140,915	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

We received an appraisal, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported an "as is" market value for Newnan Pavilion, as of January 29, 2002, of $37,800,000 and an "as completed and stabilized" value, as of April 1, 2002, of $40,000,000. The "as stabilized" value reflects the market value when all tenants have taken occupancy. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Investment Objectives and Policies

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of March 7, 2002, we had sold 29,335,278 shares in our current offering resulting in gross proceeds of $291,458,678. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of March 7, 2002, we had incurred $24,745,925 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $391,579,677 of net proceeds from the sale of those 29,335,278 shares. An additional 1,065,786 shares have been sold pursuant to our Distribution Reinvestment Program as of March 7, 2002, for which we have received additional net proceeds of $10,124,968. As of March 7, 2002, we had repurchased 199,604 shares through our Share Repurchase Program resulting in disbursements totaling $1,829,918. As a result, our net offering proceeds from both offerings total approximately $399,874,727 as of March 7, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $4,150,000 are included in the purchase prices we have paid for all our properties purchased through March 7, 2002. As of March 7, 2002, we had invested approximately $296,300,000 in properties that we purchased for an aggregate purchase price of approximately $712,186,000, and we had invested approximately $2,880,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of March 7, 2002, we had net offering proceeds of approximately $49,400,000 available for investment in additional properties. As of March 7, 2002, we have committed to the acquisition of an additional $159,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.